FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Exchange regarding the Regular and Special Shareholders’ Meeting of YPF S.A. to be held on January 8, 2008.

Item 1

Buenos Aires, December 10, 2007

To the

Buenos Aires Stock Exchange

Ref.: Regular and Special Shareholders’ Meeting

of YPF S.A. to be held on January 8, 2008

The purpose of this letter is to comply with section 74 of the Regulations of the Buenos Aires Stock Exchange.

Accordingly, we enclose the following information:

1)	A certified copy of the relevant part of the minutes of the Board meeting of December 6, 2007, calling for the Regular and Special Shareholders’ Meeting to be held on January 8, 2008 at 11:00 a.m.

2)	Call notice to be published in the Daily Gazette of the Buenos Aires Stock Exchange.

3)	Proposed amendment to subsection (vii) of section f) of Section 7 – “Transfer of shares” – of the By-Laws of YPF S.A.

Sincerely yours,

By YPF S.A.

Antonio Gomis Sáez

General Manager

YPF Sociedad Anónima

CALL TO MEETING

The Shareholders are hereby called to a Regular and Special Shareholders’ Meeting to be held on January 8, 2008, at 11:00 a.m., in the Main Offices located at Avda. Pte. Roque Sáenz Peña 777, City of Buenos Aires, to submit to consideration as follows:

AGENDA:

1.	Appointment of two shareholders to sign the Minutes of the Meeting.

2.	Approval of Program to issue Notes for the amount of US$1billion.

3.	Adjustment of text of Subsection (vii) of section f) of Section 7 – Transfer of Shares – of the By-Laws to the terms of the Rules of the National Securities Commission.

NOTES: 1) The Shareholders are reminded that the Register of Book-entry Shares of the Corporation is kept by Caja de Valores S.A., with domicile at 25 de mayo 362, City of Buenos Aires. Therefore, under section 238 of the Law No. 19,550, in order to attend the meeting they must obtain a certificate of the account of book-entry shares issued for the purpose by Caja de Valores S.A., and submit the certificate for registration in the Register of Attendance to Meetings, at the corporate offices at Avenida Presidente Roque Sáenz Peña 777, City of Buenos Aires, on business days from 10:00 a.m. to 1:00 p.m. and from 3:00 p.m. to 5:00 p.m., up to January 2, 2008 inclusive. The Corporation will provide the shareholders with the receipt certificates that will enable them to enter the Meeting.

2) The shareholders who are entities organized abroad are reminded that, under Resolution 7/2005 by the Superintendency of Corporations Inspección General de Justicia, in order to attend the Meeting they must comply with section 123 of the Law No. 19,550. Likewise, under Resolution No. 465/04 by the securities authority Comisión Nacional de Valores, at the time of informing the attendance and of the actual attendance, they must demonstrate, with respect to the holders of shares and their representative, respectively, the following details: name, surname and identity document; or corporate name and registration details, as the case may be, and the other details specified in such provision.

3) For the review of item 2 of the Agenda, the Meeting will be Special.

4) The Shareholders are required to attend at the location designated the Regular General Meeting at least 15 minutes earlier than the time indicated above, in order to facilitate accreditation and registration of attendance. No accreditations will be accepted outside the stated time.

The Board of Directors.

Antonio Brufau Niubo, President of YPF S.A., selected as Director under Minutes of Meeting No. 29 and President under Board Minutes No. 269, both of April 13, 2007.

CURRENT WORDING

Section 7, paragraph (vii) of subsection f) –”Transfer of Shares”:

The public tender offer cannot expire earlier than ninety days following the date notice of the offer was given to the shareholders or published as indicated in paragraph (iii).

DRAFT AMENDMENT TO THE BY-LAWS

Section 7, paragraph (vii) of subsection f) –”Transfer of Shares”:

The public tender offer cannot remain open for less than TWENTY (20) days nor more than THIRTY (30) days computed as from the date the request for a public tender offer is authorized by the Argentine Comisión Nacional de Valores.

By YPF S.A.

Antonio Gomis Sáez

General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 14, 2007	By:	/s/ Walter Cristian Forwood
	Name:	Walter Cristian Forwood
	Title:	Chief Financial Officer